Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 and related Prospectus of Neos Therapeutics, Inc. of our report dated March 16, 2018, except for the impact of the Company’s retrospective application of Financial Accounting Standards Board Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) as discussed in Note 2, as to which the date is December 11, 2018, relating to the consolidated financial statements and financial statement schedule of Neos Therapeutics, Inc., which appears in Neos Therapeutics, Inc’s Current Report on Form 8-K dated December 11, 2018.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ RSM US LLP

Dallas, Texas

December 11, 2018